

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 28, 2015

<u>Via E-mail</u>
Ms. K. Christine Ramon
AngloGold Ashanti Limited
76 Jeppe Street, Newtown, Johannesburg, 2001
P.O. Box 62117, Marshalltown, 2107
Republic of South Africa

> **Re:** **AngloGold Ashanti Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 4, 2015**
> **File No. 001-14846**

Dear Ms. Ramon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Ore Reserves, page 106</u>

1. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. We note your reference to an average grade to be mined by each operation is used to estimate your mineral reserves, but do not find this cutoff grade value stated for your reserves in this filing. In future filings please clearly state your cutoff value used to estimate your reserves within or adjacent to your reserve tables.

2. We also reviewed your 2014 Mineral Resource and Ore Reserve Report and noted the Vaal River – Kopanang operation had an average gold cutoff value of 9.46 g/t gold, but the ore reserves within your filing indicate a proven and probable reserve grade of 6.02 g/t gold and your 2014 production from this operation averaged 5.85 g/t gold. Supplementally, please provide an explanation for this variance, showing how this calculation was derived from your costs and other modifying factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining